                                  SPHERIS INC.
                                    Suite 200
                           720 Cool Springs Boulevard
                               Franklin, TN 37067


                                 March 22, 2006

VIA EDGAR

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         RE:   SPHERIS INC.

Ladies and Gentlemen:

         Spheris Inc., a Delaware corporation (the "Company"), has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 relating to the offer to exchange (the "Exchange Offer") up to $125.0 million aggregate principal amount of the Company's 11% Senior Notes due 2012, issued on December 22, 2004 in a private offering to qualified institutional buyers under Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and outside the United States in accordance with Regulation S under the Securities Act (the "Outstanding Notes"), for up to $125.0 million aggregate principal amount of the Company's 11% Senior Notes due 2012 that have been registered under the Securities Act (the "Exchange Notes").

         The Company is registering the Exchange Offer in reliance on the Commission's position in the no-action letters issued to Exxon Capital Holdings Corporation (publicly available on May 13, 1988), Morgan Stanley & Co. Incorporated (publicly available on June 5, 1991) and Shearman & Sterling (publicly available on July 2, 1993).

         The Company represents that it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company's information and belief, each holder of Outstanding Notes participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Company will make each holder of Outstanding Notes participating in the Exchange Offer aware that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the Commission's position in the foregoing no-action letters and similar interpretative and no-action letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes. The Company acknowledges that any resale of the Exchange Notes by a holder of Outstanding Notes participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
March 22, 2006
Page 2


         The Company further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes. The Company will make each person participating in the Exchange Offer aware that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Company will also include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision:

         if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer.

         If you have any questions or if I can be of further assistance in your consideration of the matters addressed herein, please call me at (615) 261-1558.

                                          Sincerely,

                                          /s/ Gregory T. Stevens, Esq.

                                          Gregory T. Stevens, Esq.
                                          Chief Administrative Officer,
                                          General Counsel and Secretary